EXHIBIT 99.32

CITADEL AFFILIATE TERMINATES 10B5-1 STOCK TRADING PLAN IN CONNECTION WITH E*TRADE INVESTMENT

Chicago, IL – August 31, 2009 - Citadel Investment Group, L.L.C., a leading global financial institution, announced today that its affiliate, Citadel Equity Fund, Ltd., has terminated the Rule 10b5-1 trading plan it entered into on August 11, 2009 in connection with its holdings of E*TRADE Financial Corporation (NASDAQ: ETFC) common stock.

No sale of E*TRADE common stock had been made under the Plan, which was to commence on August 31, 2009.

The Plan provided for the sale of up to 120,000,000 shares of E*TRADE common stock, representing slightly over 10% of Citadel’s holdings of E*TRADE common stock on an “if and as converted” basis.  Citadel owns in excess of 1.1 billion shares of E*TRADE Common Stock on such basis*, in addition to its existing debt holdings.

Citadel believes that the termination of the Plan at this time is in the best interests of E*TRADE and all of its stakeholders. Ken Griffin, Citadel Founder and CEO, has consulted with E*TRADE’s Board of Directors and they have been fully apprised of Citadel’s decision.

About Citadel Investment Group, L.L.C.
Citadel is a leading global financial institution with a diverse business platform that is built on a foundation of world-class talent, technology and infrastructure. Founded in 1990, the Citadel group of companies includes a division that principally executes alternative investment strategies across multiple asset classes; and Citadel Securities, comprised of investment banking, a sales and trading platform, an industry leading market making franchise, and Citadel Solutions, a recognized administrator serving financial institutions. With more than 1,000 team members, Citadel operates in the world’s major financial centers, including Chicago, New York, London, Hong Kong and San Francisco.

* Subject to limitations on conversion contained in the Class A Convertible Debentures due 2019 held by Citadel

Media Contact:  Devon Spurgeon
devon.spurgeon@citadelgroup.com, 312-395-4229